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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                            TEAM America Corporation
                                (Name of Issuer)

                        Common Shares, without par value
                         (Title of Class of Securities)

                                  878153 10 5
                                 (CUSIP Number)

   Craig R. Culbertson, One IBM Plaza, Chicago, Illinois 60611 (312) 222-9350
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 23, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box //.

Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13D-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" or the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         S. Cash Nickerson



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2  Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)x

3  SEC Use Only

4  Source of Funds (See Instructions):  00 and BK

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6  Citizenship or Place of Organization                 United States

                      7       Sole Voting Power                     1,448,544*#
   NUMBER OF       ------------------------------------------------------------
   SHARES
   BENEFICIALLY       8       Shared Voting Power                      -0-
   OWNED BY        ------------------------------------------------------------
   EACH
   REPORTING          9       Sole Dispositive Power                1,248,544
   PERSON WITH
                   ------------------------------------------------------------
                      10      Shared Dispositive Power                 -0-


11 Aggregate Amount Beneficially Owned by Each Reporting Person    1,448,544*#

12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
   (See Instructions)

13 Percent of Class Represented by Amount in Row (11)                    33.3%

14 Type of Reporting Person (See Instructions)                              IN

*Includes 174,000 immediately exercisable options held by Mr. Nickerson and 84, 459 shares held by Los Lobos, Inc., a company in which Mr. Nickerson is the majority owner. It also includes 727,773 shares that Mr. Nickerson has an option to purchase as more fully described herein.

#Includes 200,000 shares held by a private Team America Corporation shareholder from whom Mr. Nickerson has received a fully revocable proxy to vote on all matters in connection with any transaction involving the acquisition of a majority of the Team America Corporation's stock or substantially all of its assets.


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Item 1.       Security and Issuer

         (a)  Title of Class of Securities:  Common Stock, without par value
         (b)  Name of Issuer:  TEAM America Corporation
         (c)  Address of Issuer's Principal Executive Offices:
              110 E. Wilson Bridge Road, Worthington, Ohio,  43085

Item 2.       Identity and Background

         (a)  Name of Persons Filing:  S. Cash Nickerson
         (b)  Address of Principal Business Office, or, if none, Residence:
              101 Red Cedar #20, Incline Village, Nevada 89451
         (c) Present occupation: Lawyer; Strauss Nickerson LLP,101 Red Cedar #20, Incline Village, Nevada 89451
         (d)  Criminal convictions:  Not applicable
         (e)  Civil proceedings:  Not applicable
         (f)  Citizenship:  Mr. Nickerson is a United States Citizen

Item 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended to substitute the following for the information previously reported:

Mr. Nickerson initially acquired Team America Corporation shares pursuant to an Agreement and Plan of Merger entered into between Team America Corporation and Workforce Strategies, Inc. Mr. Nickerson was a shareholder of Workforce Strategies, Inc. and received shares of Team America Corporation in exchange for his shares of Workforce Strategies, Inc.

Mr. Nickerson and Global Employment Solutions, Inc. ("Global") currently intend to use their efforts to secure sufficient equity and debt financing, on terms acceptable to both Global and Mr. Nickerson, to complete the transactions described herein. Currently, Mr. Nickerson and Global have no definitive financing arrangements.

Item 4.           PURPOSE OF THE TRANSACTION

         Item 4 is hereby amended to substitute the following for the information previously reported:

On July 27, 1999, Mr. Nickerson individually sent a letter to Team America Corporation's chief executive officer, offering to purchase Team America Corporation. Team America Corporation did not act in response to Mr. Nickerson's initial letter.

On September 23, 1999, Mr. Nickerson and Global Employment Solutions, Inc. ("Global") agreed to work together to purchase and operate Team America Corporation. As part of the agreement, Mr. Nickerson committed to transfer a significant number of Team America

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Corporation shares to Global in exchange for a significant ownership interest in
Global if Globalis able to complete a purchase of Team America Corporation. Mr. Nickerson and Global have made an offer to purchase and operate Team America Corporation to Team America Corporation. The offer was subject to due diligence, government approvals, compliance with government rules and regulations, confirmation of acceptable financing and the execution of a definitive purchase agreement.

On October 1, 1999, Team America Corporation publicly announced that its special committee of the Board of Directors recommended to its Board of Directors and its Board of Directors approved the offer made to Team America Corporation and, subject to certain conditions and the completion of a definitive agreement, would enter into a sale transaction with Global.

If the transaction is consummated, it is anticipated that Global and Mr. Nickerson would be able to and would (i) make changes to the Board of Directors and management of Team America Corporation; (ii) make changes to the Team America Corporation Charter and by-laws; (iii) cause Team America Corporation's common stock to be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. Except as set forth herein, Global and Mr. Nickerson, have no present plans or intent that would relate to or result in a sale or transfer of a material amount of assets of Team America Corporation or any material change in Team America Corporation's business. However, it is possible that in the future, Global and Mr. Nickerson will change their plans and/or intentions.

Item 5.           INTEREST IN SECURITIES OF ISSUER

         Item 5 is hereby amended to substitute the following for the information previously reported:

(a) Amount Beneficially Owned: 1,448,544 Shares*#; Percent of Class: approximately 33.3%
(b) Number of Shares as to which such person has:
         (i)      Sole power to vote or to direct the vote:   1,448,544 shares*#
         (ii)     Shared power to vote or direct the vote:             -
         (iii)    Sole power to dispose or direct the disposition of: 1,248,544
         (iv)     Shared power to dispose of or direct the disposition of: ----
(c) On September 29, 1999, in connection with Mr. Nickerson's commitment to transfer a significant number of Team America Corporation Shares to Global Employment Solutions, Inc., Mr. Nickerson purchased an option to purchase up to 727, 773 additional shares of Team America Corporation for $7.00 a share. The option becomes an obligation to purchase the shares upon the closing of a purchase by Mr. Nickerson of Team America Corporation. Mr. Nickerson will finance such purchases through financing arrangements to be established in the future. Under the Option Agreement, Mr. Nickerson has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the Common Stock received until the end of the option period in all matters relating to the acquisition of Team America Corporation. (d) Currently, Mr. Nickerson only has the option to purchase 727,773 shares and the authority to vote such shares during the option period. As a consequence, the current holders of such

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securities have the right to receive the receipt of dividends from, or the proceeds from the sale of such securities. The holders of such shares are Mr. Terry McCurdy and Mr. Byron McCurdy. (e) Not applicable.

* Includes 174,000 immediately exercisable options held by Mr. Nickerson and 84,459 shares held by Los Lobos, Inc., a company in which Mr. Nickerson is the majority owner. It also includes 727, 773 shares that Mr. Nickerson has an option to purchase as more fully described above. Mr. Nickerson has the authority to vote such shares on all matters relating to the acquisition of Team America Corporation during the option period. Global Employment Enterprises, Inc. does not independently own any shares of Team America Corporation.

#Includes 200,000 shares held by a private Team America Corporation shareholder from whom Mr. Nickerson has received a fully revocable proxy to vote on all matters in connection with any transaction involving the acquisition of a majority of the Team America Corporation's stock or substantially all of its assets.

Item 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is hereby amended to add the following at the end thereof:

         On September 23, 1999, Mr. Nickerson and Global Employment Solutions, Inc. ("Global") entered into an agreement. Under the terms of the agreement, Global and Mr. Nickerson agreed to work together to jointly purchase and operate Team America Corporation. Under the terms of the agreement, Mr. Nickerson committed to transfer a significant number of Team America Corporation shares to Global in exchange for a significant ownership interest in Global. Mr. Nickerson and Global also made a joint offer to purchase and operate Team America Corporation to Global. The offer is subject to due diligence, government approvals, compliance with government rules and regulations, confirmation of acceptable financing and the execution of a definitive purchase agreement.

         On September 29, 1999, Mr. Nickerson purchased an option to purchase up to 727, 773 additional shares of Team America Corporation for $7.00 a share. The option becomes an obligation to purchase the shares upon the completion of a purchase by Mr. Nickerson of Team America Corporation. Mr. Nickerson will finance such purchases through financing arrangements to be established in the future. Mr. Nickerson has the authority to vote such shares on all matters relating to acquisition of Team America Corporation during the option period.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is hereby amended to add the following:

(3) Stock Option Agreement dated September 29, 1999.


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                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, compete and correct.

Dated: October 1, 1999                              /s/ S. Cash Nickerson
                                                    --------------------------
                                                    S. Cash Nickerson



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